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18001457

SEC
Mail Processing
Section
FEB 28 2018
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAFA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 W ROBINSON, STE. 204
(No. and Street)

NORMAN (City) OK (State) 73072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN FRYREAR 405-272-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

8750 N CENTRAL EXPRESSWAY, STE 300 (Address) DALLAS (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.A.

OATH OR AFFIRMATION

I, JOHN FRYREAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAFA CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COURTNEY TROYANO
Notary Public in and for the State of Oklahoma
Commission #17004592
My Commission expires 5/15/2021
NOTARY SEAL PUBLIC

C. Troyano 2-26-18
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board Members
NAFA Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NAFA Capital Markets, LLC (the Company) as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 26, 2018

We have served as the Company's auditor since 2016.

NAFA CAPITAL MARKETS, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	262,005
Deposits with clearing broker-dealer		100,114
Fees receivable		19,192
Prepaid expenses		7,756
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $43,447		4,827
Other assets		5,426
Total Assets	$	399,320

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	156,167
Total liabilities		156,167
Members' equity		243,153
Total Liabilities and Members' Equity	$	399,320

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC

Statement of Operations

For the Year Ended December 31, 2017

Revenues:	
Commissions	$ 764,502
Advisory and consulting fee income	12,600
	777,102
Expenses:	
Employee compensation and benefits	533,777
Brokerage and clearing fees	34,678
Communications	15,505
Occupancy and equipment costs	62,824
Promotions costs	17,651
Data processing costs	25,550
Regulatory fees and expenses	10,879
Other	107,165
	808,029
Net loss	$ (30,927)

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Members' equity, beginning of year	$	274,080
Net loss		(30,927)
Members' equity, end of year	$	243,153

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities		
Net income (loss)	$	(30,927)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation expense		1,761
Change in operating assets and liabilities:		
Increase in deposit at clearing broker-dealer		(94)
Decrease in fee receivables		950
Increase in prepaid expenses		(1,519)
Increase in other assets		(2,010)
Increase in accounts payable and accrued expenses		145,037
Net cash provided (used) by operating activities		113,198
Cash flows from Investing activities		
Purchases of equipment		(3,510)
Net cash provided (used) by investing activities		(3,510)
Net increase (decrease) in cash and cash equivalents		109,688
Cash and cash equivalents at beginning of year		152,317
Cash and cash equivalents at end of year	$	262,005
Supplemental disclosures		
Cash paid for:		
Income taxes	$	--
Interest	$	--

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Notes to Financial Statements
December 31, 2017

Note 1 - Organization and Nature of Business

NAFA Capital Markets, LLC (the "Company") is an Oklahoma Limited Liability Company. Each member's liability is limited to its capital account. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers. The Company is also registered as an investment advisor in Oklahoma and certain other states and is exempt from registering as an investment adviser with the SEC under sections 203(l) and 203(m) of the Investment Advisors Act of 1940 and related rules.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company in accordance with accounting principles generally accepted in the United States.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company, principal transactions, are determined using the specific identification method and are recorded on a trade date basis.

Customer securities transactions, agency transaction, (and related commission revenue and expense) are recorded on a trade date basis.

Fee Income

The Company entered into investment advisory relationships with some of its clients. It receives quarterly management fees in arrears based on assets under management. Also, the Company earns advisory revenues from investment banking, financial and advisory services which include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement. Success fees are recorded when the underlying transactions are consummated.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided principally by the straight-line method using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 2 - Summary of Significant Accounting Policies, continued

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination over the statutes of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Deposits with and Receivable from Clearing Broker-Dealers

Deposits with clearing broker-dealers include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions and other items. Such amounts are normally collected within five days after month end.

Note 4 - Furniture & Equipment

A summary of furniture &, equipment at December 31, 2017 is as follows:

Furniture and fixtures	$ 21,724
Equipment	26,550
	48,274
Less accumulated depreciation and amortization	43,447
	$ 4,827

Note 5 - Commitments and Contingent Liabilities

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration. In such instances, the Company is required to indemnify its clearing broker-dealer. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2017.

Note 6 - Concentrations Risks

The Company has five customers located in Oklahoma who make up approximately 88% of its revenues. If these relationships are terminated the Company may be exposed to financial risk.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 7 - Operating Lease

The Company entered into a 5 year office lease agreement, effective December 2017. The lease expires November 30, 2022. The monthly basic rent under the agreement is $2,011 per month. Rental expense for the year was $57,244.

The following are the minimum lease payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2017:

Year Ending December 31,	
2018	$ 24,127
2019	24,127
2020	24,127
2021	24.127
2022	24,127
Total minimum lease payments	$ 120,635

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $205,952 which was $105,952 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .76 to 1.

Supplemental Information Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934, as of
December 31, 2017

Schedule I

NAFA CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total Members' Equity qualified for net capital		$ 243,153
Deductions and/or charges		
Non-allowable assets:		
Fees receivable	$ 19,192	
Prepaid expenses	7,756	
Furniture, equipment and leasehold improvements	4,827	
Other assets	5,426	37,201
Net capital		$ 205,952

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 156,167
Total aggregate indebtedness	$ 156,167

Schedule I (continued)

NAFA CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 10,411
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 105,952
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 85,952
Ratio: Aggregate indebtedness to net capital	0.76 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17-A-5 Part II FOCUS Report filing as of the same date.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board Members
NAFA Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) NAFA Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which NAFA Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the exemption provisions) and (2) NAFA Capital Markets, LLC stated that NAFA Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The NAFA Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the NAFA Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 26, 2018

NAFA
capitalmarkets

EXEMPTION REPORT

DECEMBER 31, 2017

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis.
2. The firm met the identified exemption provisions throughout the most recent fiscal year without exception.

John E. Fryrear
President

100 N. Broadway • Suite 2550 • Oklahoma City, OK 73102 • P: 405-272-9290 • Toll-Free: 877-272-9290 • F: 405-272-9297
Member NASD/SIPC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING

AGREED-UPON PROCEDURES

DECEMBER 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board Members
NAFA Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by NAFA Capital Markets, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and,

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 26, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2550*******************MIXED AADC 220
66746 FINRA DEC
NAFA CAPITAL MARKETS LLC
100 N BROADWAY AVE STE 2550
OKLAHOMA CITY, OK 73102-8826

3700 W. ROBINSON
SUITE 204
NORMAN, OK
73072

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN FRYREAR
405-272-9290

2. A. General Assessment (item 2e from page 2)		$ 1114
B. Less payment made with SIPC-6 filed (exclude interest) 7-18-17 Date Paid		(510)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		604
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 604
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 604	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NAFA CAPITAL MARKETS LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature) JOHN FRYREAR

PRESIDENT
(Title)

Dated the 25 day of JANUARY, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 777,102
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	57
(2) Revenues from commodity transactions	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	34,678
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	34,735
2d. SIPC Net Operating Revenues	$ 742,367
2e. General Assessment @ .0015	$ 1114 (to page 1, line 2.A.)